                                                      Filed by ONI Systems Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                              Subject Company: ONI Systems Corp.
                                                    Commission File No.: 0-30633


This filing relates to a written communication concerning the pending merger of CIENA Corporation and ONI Systems Corp. On March 18, 2002, ONI Systems Corp. held a first quarter conference call, the content of that call follows.

                    2002 First Quarter Update Conference Call

                            Moderator: Jackie Cossmon
                                 March 18, 2002
                                    1:30 PST






JACKIE COSSMON:

Welcome to the ONI Systems First Quarter Outlook financial call. With me today are Hugh Martin, chairman, president & CEO and George Reyes, interim Chief Financial Officer of ONI Systems.

As a public company, we need to remind you that the information discussed in this call contains forward-looking statements about the products and business of ONI Systems as defined within the meaning of Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by this section. These forward-looking statements include, but are not limited to, statements by Hugh Martin and George Reyes, statements regarding expected revenue, financial performance, margin performance, spending by service providers, future business opportunities and the proposed merger with CIENA. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, but are not limited to, our limited operating history which makes forecasting our future revenue and operating results difficult, unfavorable economic and market conditions which could cause our existing and potential customers to delay or forgo purchases of our products, our ability to develop and to achieve market acceptance of new products, our dependence on a small number of customers and our ability to add additional customers. In addition, there are risks and uncertainties associated with the proposed merger with CIENA, including the risk that the merger will not be completed, the expected benefits from the merger will not be achieved and the uncertainty created by the announcement of the merger will negatively affect our customers' purchasing decisions. These and other risks and uncertainties are described from time-to-time in our filings with the Securities and Exchange Commission including ONI Systems' most recent reports on Form 10-K and Form 10-Q and other documents on file with the SEC. All forward looking statements are based on information we have available today and we assume no obligation to update these statements.

I'd also like to point out that, with respect to the proposed merger of ONI/CIENA, ONI, its directors, executive officers and certain other members of management and employees may be soliciting proxies from ONI stockholders. CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from CIENA stockholders.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS RELATING TO THE FOREGOING TRANSACTION THAT CIENA EXPECTS TO FILE WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY CIENA AND ONI MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC'S WEB SITE, www.sec.gov. THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA R ONI. REQUESTS TO CIENA MAY BE DIRECTED TO CIENA, 1201 WINTERSON RD., LINTHICUM, MD, 21090-2205, ATTENTION: INVESTOR RELATIONS. REQUESTS TO ONI MAY BE DIRECTED TO 5965 SILVER CREEK VALLEY ROAD, SAN JOSE, CA 95138, ATTENTION:
INVESTOR RELATIONS


Before I turn the call over to Hugh, I would like to note that Hugh will be providing pro forma information regarding our net income. We think that pro forma results give a clearer picture of our financial results from one period to another because they exclude non-cash charges that are not reflective of our operating results for the period presented. This pro forma information is not prepared in accordance with GAAP and should not be considered a substitute for information presented in accordance with GAAP. The pro forma results exclude amortization of deferred stock compensation of approximately $4.7 million and amortization of intangibles of approximately $1.5 million for the quarter ending March 31, 2002.

Hugh Martin will now discuss our first quarter outlook and make a few remarks regarding the proposed merger of ONI and CIENA.

HUGH MARTIN:

Good afternoon and thank you for joining us on such short notice. I have a few short remarks, then we will take your questions.

As you know from the press release issued today, we expect our revenues for the first quarter to be in the range of $18 to $24 million dollars, and the lower volume in sales will also impact our gross margin for the quarter.

We also reported that on a pro forma basis, excluding amortization of deferred stock compensation and intangibles, our pro forma net loss will be in the range of $(0.24) to $(0.27) cents per diluted share. On a GAAP reported basis, the loss will be in the range of $(0.28) to $(0.31).

We believe the decline in our expected revenue for the first quarter - which we had previously expected to be "flat to down modestly" from $42.2 million in the fourth quarter -- is very representative of the overall industry downturn that has continued to worsen since we reported our financial results in early February. More specifically, we believe that we are beginning to see the impact of the changes that are taking place in the telecommunications carrier sector. The RBOCs and PTTs have surfaced as the winners in this market, but they are still in the process of evaluating next generation equipment. Meanwhile, the younger carriers are struggling with financial conditions that in some cases have made it difficult to conduct "business as usual." These dynamics have created a slowing of telecom equipment orders that is impacting almost every supplier today. Yet we continue to believe that this slowdown is temporary. We see a strong interest from our own current and potential customer base for a seamless integration of their legacy networks with new systems that add capacity and diversity of services to their networks. Industry surveys also indicate that the need for new services in the metro continues to grow and the existing legacy systems are inefficient and will not be able to provide the scalability and economics of next-generation systems that ONI offers.

Turning to the CIENA merger, I am very pleased to report that CIENA intends to file the Form S4 Registration Statement with the SEC shortly, and we are proceeding full speed ahead with the activities required to close this transaction. We still expect that the transaction will close in the second or third quarter of this calendar year.

We believe the product offering of a combined CIENA and ONI bring specific economic advantages to carriers that translate to profitability for these carriers -- and profitability will clearly be the strongest motivator for carriers to resume spending. Combining the comprehensive and best of breed skills of our two companies will create a single, powerful force, a logical vendor of choice when carriers once again focus on their future growth.

And Now We'll Be Happy to Take Your Questions. Thank You.

Operator:           The question and answer session will be conducted
                    electronically. If you would like to ask a question, please press star, followed by the digit 1. We will proceed in the order that you signal us, and we will take as many questions as time permits. Once again, please press star 1 to ask a question. We will pause for a moment to assemble the roster.

                    And our first question will come form James Parmalee with Credit Suisse First Boston. Please go ahead.

James Parmalee:     Thank you. Two questions Hugh. I guess first, did you
                    actually see push-outs or outright cancellation of orders? I believe this quarter you were looking for much in the way of repeat purchases from existing customers. So I am just wondering if their bias is more to outright cancel orders or just postpone the time they are taking product.

                    And then secondly, can you give us a flavor - I know it is on a preliminary basis - but 10% customers in the quarter. Can you give us a sense of how many? Thanks.

Hugh Martin:        Sure Jim. The activity or lack thereof for the quarter has -
                    it varies all over the map. I would say in general, in the way you characterized it, most of it is push-outs. We have seen very little outright cancellations.

                    The push-outs take the form of we are still trying to get our budgets approved, or we are getting concerned about cap ex for the year, and so we are going to go a little slow for now. Those are - that is the general nature of what we are seeing.

                    We are not seeing people say oh we have decided to use someone else's equipment, so we are canceling. Or we are just not going to go build this network. I think everyone is taking more of a wait and see attitude. Regarding the 10%, George, why don't you handle that?

George Reyes:       Jim on the 10% stuff, we have got - we are sitting here on the 18th. We have got another two weeks in the quarter. And we are still going at it hard. So it would be way too premature to comment on the top ten customer list.

James Parmalee:     Okay. Thank you.

Operator:           Moving on to Gina Sockolow with Buckingham Research. Please go ahead ma'am.

Gina Sockolow:      Thank you. You have indicated in a prior conference call
                    that you plan to reduce your cap ex this year. Does this change in your financials indicate that you will be assuming any other cost-cutting or restructuring ahead, including looking at your inventory position?

George Reyes:       Gina, this is George. You know this is pretty current news.
                    So fundamentally, like I just said, we have got a lot of the quarter to go. We are hunkered down on trying to book as much revenue as we can.

                    When all is said and done, as we look forward at the potential transaction with CIENA, we are going to take a deep breath and not do anything radical on the cost structure, and really get into planning the cost structure for both companies collectively. So right now we are not planning on doing anything.

Gina Sockolow:      Thank you.

Operator:           And we will take our next question from Ari Bensinger with
                    Standard & Poor's.

Ari Bensinger:      Hi. Being that you are almost done with the quarter, can you explain the wide range of revenues? The 24 compared to 18 is a 30% swing. Is there any large contracts in the works, or just what is that wide revenue range?

Hugh Martin:        Ari, first just let me acknowledge that this is actually for us, historically, this would be very early for us to be giving a public indication of how we felt the quarter was going to end up.

                    The reason for that is obviously we are trying to fulfill all our obligations in the process of the merger with Ciena, which is requiring us to file documents as fast as we possibly can, which means we are filing our 10K as quickly as we possibly can, which is sooner than we might normally.

                    Because the 10K has to indicate the current market conditions, that leads us to this call today. So it is - the March quarter is typically a very difficult quarter. It is extremely difficult this particular year, because budgets, which normally might get finalized in the first month or two of the quarter are actually taking the entire quarter to get finalized.

                    And so it is extremely difficult to make a call. And the fact that we still have two weeks left is evidence to the fact that - is the reason that the range is as wide as it is.

Ari Bensinger:      Thank you.

Operator:           And as a reminder, please press star 1 to ask a question.
                    Our next question does come from David Jackson with Morgan
                    Stanley.

David Jackson:      Hi. Thanks very much. Quick question about the merger with
                    Ciena. Have you seen any impact on customers pushing out their decision to buy products based on them waiting to see whether the merger goes through?

                    And then Hugh I wonder whether you could just give us a quick update as to whether you started any integration activities between ONI and Ciena. Thanks a lot.

Hugh Martin:        Sure David. I have no examples that I am aware of where a
                    customer has said oh gee, we are going to push out orders.
                    We have gotten a phenomenal response.

                    Normally in a transaction of this size, with as much what I will say success as both companies have had, you would normally find some customers that would express disappointment or concern about the merger.

                    We have - I think both Ciena and ONI have almost universally found a tremendous acceptance and excitement about what this does. And I think it is largely because there is very little overlap in our product lines.

                    And I think customers are really excited about the opportunity to combine the best of Ciena and the long-haul transport and switching and metro access with their metro director, with ONI's metropolitan and access transport product. So I think we - I have not seen anything other than very positive, supportive reactions.

                    In terms of integration activities, we both have companies to run. And we are really focused on running our independent companies. Obviously we are continuing to have dialogue as we have to get all the paperwork finalized. And we are having some initial discussions. But no formal major integration activities are taking place.

David Jackson:      Okay. So Hugh, when do you expect that process to start? Or are you going to wait for the merger to be fully ratified before you start any kind of integration of the companies?

Hugh Martin:        You know, I really feel David that is part of the business that Ciena and ONI have with each other about how we pull this thing off. And I think there are a lot of variables that have to be considered. But I think both Gary and I recognized and are focused on running our individual companies to do the very best we can in this very difficult market environment.

David Jackson:      Okay. That's great. Thanks very much.

Hugh Martin:        Sure.

Operator:           And we will take our next question from Steven Levy with
                    Lehman Brothers.

(Marcus             Hi. It is (Marcus Cooper Schmidt) for Steve. As you look at
Cooper Schmidt):    your customers across geographies, are there any areas where the - that you are seeing push-outs more than in other areas?

Hugh Martin:        No. I have to say this is a worldwide phenomenon, not a
                    domestic phenomenon. So I would say Europe, which really came on strong for us earlier we thought, we are seeing some push-outs there, as well as domestically. And we had not seen any particular momentum in the Far East. And so the Far
                    East sort of continues as is.

(Marcus             Okay. And then a quick follow-up. I apologize if this was
Cooper Schmidt):    stated in response to David's previous question. But as you are talking to the new customers right now, are you seeing any - are you seeing the pending merger with Ciena helping to facilitate the talks?

Hugh Martin:        Helping to facilitate the conversations with new customers?

(Marcus             Conversations with new customers.
Cooper Schmidt):

Hugh Martin:        Yeah. I would absolutely say that. And again, what, as we
                    talked about earlier, I think the real prize here is the incumbent carriers, the large incumbent carriers, who have not made their decisions yet, and who of course, both Ciena and ONI have gotten to immediately to describe the benefits and advantages of the combined product line. And we have gotten a really strong response there.

                    So though - I just want to make clear that all of this enthusiasm and excitement about the deal is not necessarily translating to revenue today. And you shouldn't read anything into the revenue numbers. The revenue is based on the current economic environment, not where this business can go based on the merger.

(Marcus             Okay great. Thank you.
Cooper Schmidt):

Hugh Martin:        Sure.

Operator:           And Jeffrey Lipton with JP Morgan has our next question.
                    Please go ahead.

Jeffrey Lipton:     Thanks. Question for Hugh. For your customers and installed base of equipment, could you help us understand where you think maintenance levels are from a quarterly revenue perspective? Thanks.

Hugh Martin:        You know Jeff, prior to this quarter I would have said
                    maintenance levels were going to be in the range of 40 million. And obviously we have learned that when things get as difficult as they are right now, maintenance levels can get significantly below where we thought.

                    I would say that right now - I would say that we have customers who are current customers who normally have build-outs that - excuse me, build out or additions to the networks, who are pushing them out or putting them on hold. So I think a maintenance level is difficult to understand.

                    We have numerous network builds that we thought were going to be occurring, which are not new networks, but just adding nodes or wavelengths that are now being pushed out. So I think it is difficult to describe precisely where the maintenance level would be.

Jeffrey Lipton:     You know Hugh, some of your competitors have even said that they thought that some of the network builds right now were actually running below maintenance levels as carriers redeploy ((inaudible)) internally. I mean would you characterize it at all that way?

Hugh Martin:        Yeah. I think that is part of it. Just another - just to
                    show you a little more insight into what is going on here, we have got a couple of revenue pieces that are contingent on rings being brought up. And we have got issues with fibre quality, access to plants, and so on and so forth. And so this installation business has always been a coordination exercise. And some of that is involved in where this quarter is.

                    And again, I want to emphasize that has nothing to do with us. It is about the availability of a bunch of other resources that need to be there. And so some carriers have said well, until we get these rings up, we are not going to be moving on to additional rings. So that is another form of a push-out.

Jeffrey Lipton:     Okay. Thank you.

Hugh Martin:        Sure.

Operator:           And we will take our next question from Simon Leopold with
                    Merrill Lynch.

Simon Leopold:      Great. Thanks a lot. Two questions. One, on the merger with
                    Ciena, could you outline what are the variables that would influence the timing in terms of closing the deal earlier or closing it later? And also, if you can give us some sense, maybe a little bit more granularity, as to within your products, or offerings, what is going better? What is doing worse? Is there any sort of sense? Or is it very broad-based? Thanks a lot.

Hugh Martin:        Sure. You know, we have, in terms of the deal and timing,
                    there is two - as we have said publicly before - there is two things. There is regulatory filings and approvals. And there is shareholder approval. Those are the two things. I would say the thing that is the most out of our control is the regulatory approval.

                    We are moving as quickly as we can to get the documents in and filed. And then it will be up to the justice department and the SEC to determine when we are capable of moving forward. So those are the kind of variables. And that is why we said second to third quarter.

                    In terms of the product line, I would say it is essentially effecting all aspects of the product line. We continue to be really enthused and happy with the traction that we are getting with the 2500, the Online 2500.

                    I just today saw two more internal reports on trials that we have completed successfully and people are excited about. The 7K and the 9K are also doing well. And the 11K in particular, we have got a couple of very large rings that are being installed.

                    And in fact, when you get to these larger rings, sometimes that is when you run into these issues around fibre and making sure that you get plants that are physically separated by a great deal of distance together to make that all work.

                    So I would say that in general all aspects - I would say one thing we did highlight in our Q4 call is that trial activity was up. It continues to be up. We see a lot of interest. It is just getting the hard POs out of the customers.

Simon Leopold:      Okay. And just sort of following up on your comment about
                    these large rings with the 11000, is there an issue of revenue recognition that you can't recognize the revenue until they are turned up?

Hugh Martin:        No. It is more an issue of additional orders being
                    contingent on the first rings being up and running before we will get new orders.

Simon Leopold:      Great. Thanks a lot.

Hugh Martin:        Sure.

Operator:           Moving on to Wojtek Uzbelelwicz with Bear Stearns.

(Mike Sovoytek):    Hi. This actually (Mike Sovoytek). Good afternoon.

Hugh Martin:        Hi (Mike).

(Mike Sovoytek):    I am sorry if I missed the beginning of the call here. But we have heard a couple of your competitors out there saying that they have seen weakness in the last few weeks. Could you just say if some of the customers that you have seen these push-outs or cancellations from have come to you in the last couple of weeks also? And has there also been a somewhat of a marked determination over the last couple of weeks? And I also have a follow-up.

Hugh Martin:        Sure. First of all, this is broad-based across our entire
                    customer base. So I wouldn't want to call out any particular customer. The other thing I would say is that I am not sure
                    - it would be difficult to say whether this is an issue of a deterioration over the last couple weeks, or it is just getting close to the end of the quarter and it is where the rubber has to hit the road.

                    So you can get lots of projections and estimates about - and good feelings about what orders are going to come in. But if they don't start - if you don't start seeing them actually show up by the time you get into March, it is going to be difficult. So I am not sure that I would say it is a deterioration. I think it is the recognition that we are getting close to the end of the quarter. And there is not a whole lot of runway left.

(Mike Sovoytek):    Okay. And then - I know this is a financial question. You
                    are probably not going to be able to answer it. But in terms of your gross margins, can you just give me kind of a wide range of what you think that would fall in, in terms of what you are seeing with little businesses out there in terms of pricing.

Hugh Martin:        Yeah. I mean the range is very broad. I mean the whole issue with gross margin is we have got about $5 million in manufacturing overhead that has got to be absorbed. And if you don't build enough product, you can't absorb it. And you just drop it through the P&L. So the range even the tracks to $18-24 million in revenue is pretty broad. It is five or six points or more.

(Mike Sovoytek):    Okay. And have you been trying to pull back in the R&D
                    recently also, and managing some of those costs better?

Hugh Martin:        Well we are always trying to manage costs prudently. But
                    this is - we had the R&D machinery geared up to our operating plans level. I mean IP is really what drives this company over the long term. So we haven't scaled that back.

George Reyes:       Yeah. And I would say also it is - again, this really gets into the integration with Ciena, and making sure that we combine the best of both companies. And we would hate to make any decisions that would get changed based on being part of Ciena.

(Mike Sovoytek):    Great. Thank you very much.

George Reyes:       Sure.

Operator:           And we will take our next question from B. Alex Henderson
                    with Salomon, Smith, Barney.

B. Alex             Thank you. I was wondering, going back to the question of
Henderson:          maintenance revenue levels, if we could cut it out a
                    slightly different way, are you seeing any orders for frames? Or are we just talking about cards going into your existing install base this quarter at these revenue levels?

Hugh Martin:        At these revenue levels, it is mainly cards. There are a few chassis. But that is really because a difference in the long haul business, where you only install chassis when you are installing a whole new route. We install chassis on an existing ring, in a city where one of our customers gets a new customer, and they have got to drop traffic where they weren't.

                    So it is - I think a different way, which may have been the question you were asking, is have we seen new rings. And the answer is very few new rings. This is largely channel additions and nodal drops or adds to existing networks.

B. Alex             All right. And then second, on the pricing front, any change
Henderson:          in trajectory there? Any change in the competitive balance associated with pricing conditions?

Hugh Martin:        No. I would say we have not seen anything differently on
                    pricing. I mean one of the things that we are seeing as this market has eroded and there are less dollars to be spent by our carrier customers, they focus on a smaller number of vendors that they want to deal with.

                    And so I think there are a number of variables than can all come together, that equal not a whole lot of change in pricing pressure. We continue to see very aggressive pricing over in the Far East. But domestically and in Europe, not a whole lot.

                    I think what we watch more importantly than pricing is losses to competitors. And I would say that if anything, we are winning as much or more than we were in the past. There is nothing about this announcement today or our results that has anything to do with the competitiveness of our products. It is all about an industry phenomenon.

B. Alex             So just going back to the recovery eventually that you
Henderson:          expect to have happen - and I guess these are just
                    push-outs, is it possible that these are push-outs, but that the rate of spending even after these are pushed out will retain a lower level? What do you think the shape will be of the recovery? Do you think spending Q1 to Q2 with the service providers will be fairly flat? Or what are your service provider customers telling you?

Hugh Martin:        You know, I have got to tell you, you are talking to a guy who seven weeks ago thought we were going to have a quarter in the areas of the 40s. And so I am not going to try and whip out my crystal ball right now. I think it is - right now what we see is a whole bunch of customers that are focused on their very survival.

                    What we are focused on is of course working to continue a standard level of business with all of those customers, while at the same time supporting all of this fairly intense and numerous level of trial activity for these new incumbents who are now getting very serious about the market. And to make a prediction about where all that is going to end up is just very very difficult.

B. Alex             With all due respect though, I would assume that your
Henderson:          customers are telling you something about what their
                    intentions are. And could you at least feed back to us what they are saying?

                    Certainly they have given you some indication of whether these push-outs are just temporary and they are going to snap back, or whether they are going to be a - it is a flat shallow recovery off of this lower base. I hate to press you on it, but it is a critical question relative to what the shape of things to come looks like.

Hugh Martin:        Yeah. Again, if - and I am going to raise, because I think you are asking more of an industry commentary, I am going to raise my level of answer to the level of industry.

                    You have got a whole set of carriers right now who are, for instance, struggling with their own survival, and whether they are going to be capable of emerging as - perhaps some of them are thinking about Chapter 11. Others are thinking about massively reducing cap ex expenditures, because they are in a - trying to decide whether they are going to survive.

                    And you have got a whole set of carriers who are actually having plans to be consolidators, and who are actually talking to us right now about what a great opportunity this market presents.

                    And then you have got these big, large incumbent carriers, who are of the similar mind, that think that this is going to be soon will be the time for them to resume spending. But some of them are even saying, gee, this is going to - our spending is going to be hinged on when we see an overall economic recovery.

                    So if I look across that entire broad spectrum, there is not a whole lot of clarity there. I mean I can - there are - it varies by individual customers as to what kind of feedback we are getting. So we may get a push-out because a customer is just saying what I thought I was going to get to spend in Q1, I can't spend right now, because our budgets are on a hold.

                    You might have someone else that says well, we are reviewing whether or not we are going to do a pre-tax Chapter 11. And so until then, we are not going to do - all cap ex is frozen.

                    Or you have got other customers who are saying gee, this has been a terrific first installation. We have got these issues related to getting live traffic up on the network, because we have got some fibre problems. I really don't want to spend more money until we get those fibre problems resolved.

                    So it is a broad spectrum. And I am not going to make any prediction about whether this is flat or trending up going forward.

B. Alex             Okay. Thanks for your response.
Henderson:

Hugh Martin:        Sure.

Operator:           And as a reminder, please press star 1 to ask a question.
                    And we will take our next question from Subu Subrahmanyan with Goldman Sachs.

Subu                Thank you. Two questions. First Hugh, could you talk a
Subrahmanyan:       little bit about - I know you said it is a broad-based
                    weakness. But were there one or two customers that ended up making a significant difference to the projections?

                    The second question is really regarding the trial activity. Do you see the time frame in which some of these contracts from ILECS and TTTs are awarded being pushed out also? And a similar question about the deployment time frames for those.

Hugh Martin:        Yeah. Again, there are no significant major customers at
                    this time. And the quarter is not over. And our quarters are made up traditionally of a large number of individual customers making up the revenues for the quarter. So I don't see any one particular major customer that has caused a problem for the quarter.

                    And again, I want to emphasize, the quarter is not over. So I am not going to be able to predict what the break-down of the customers that we do have are going to look like. In terms of the trial activity, we see as much trial activity as we have seen in the past. In fact, in the last quarter or two, on the average, it is up a bit.

                    We - there is a lot of - I will say that looking forward in terms of business, we are seeing a lot of interest out of Europe, and a lot of trial activity that - and I would say on a percentage basis, greater than the rest of the world.

                    And whether that trial activity, once we have been approved and selected, which in general usually is what happens, gets translated into large orders or predictable order stream, that really depends on the economic environment for each of these individual carriers.

                    No one said to us, oh we are putting something on hold. All they are - what we are hearing is full speed ahead with all the trials, which is in itself, I view as a heartening trend, because it does cost some real money to conduct these trials. And they are continuing to spend that money.

Subu                Could you contrast that with what is going on with the US
Subrahmanyan:       ILECs? Is there a change over the last - since your February call, of the base they are working on?

Hugh Martin:        No. None whatsoever.

Subu                Thank you.
Subrahmanyan:

Operator:           And we will pause for a moment to assemble the roster. And we will take our next question from Hasen Imam with Thomas
                    Weisel Partners.

(Bobby Sarkner):    Hi. This is (Bobby Sarkner) for Hasen Imam. Hugh, could you talk a little bit about expected cash burn for the quarter, and how you expect cash to go - to look going forward?

George Reyes:       This is George. I will take that one. So near term, we might burn somewhere between 10 and 12 million dollars in cash in Q1. But beyond that, as we suggested several times, we are really focused on just getting this quarter behind us. So we will reassess Q2 when we get done with this quarter. But we are very focused on collections, and trying to manage inventory and all the good stuff you would expect us to be.

(Bobby Sarkner):    Thanks.

Operator:           And it appears there are no further questions in the queue.
                    I would like to turn the call back over to you Ms. Cossmon.

Hugh Martin:        Thank you. We appreciate again everyone showing up with such short notice. I want to emphasize that we believe that - and we are not hearing from anyone that there are problems with ONI products, or the acceptance of our products, or the applicability of the products. This is a trend that is completely related to the overall industry.

                    And then I want to finally just close with how excited we are about our proposed merger with Ciena. We believe that the combination of these two companies, which includes not only a terrific end-to-end product line, but also a terrific management team, is going to product, as we said, the logical vendor of choice once these carriers again focus on growth.

                    Thank you very much.

Operator:           That concludes today's conference. Thank you for your
                    participation.

                                       END